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15046709

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 27 2015
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47589

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BABSON CAPITAL SECURITIES LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Independence Wharf, 470 Atlantic Ave.
(No. and Street)

Boston (City) MA (State) 02210-2208 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Geoff Myrus (617) 761-3741
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *if individual, state last, first, middle name*)

Two Financial Center, 60 South St. (Address) Boston (City) MA (State) 02111-2759 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Anthony Sciacca, President, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Babson Capital Securities LLC, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Charlie J Franklin Jr
Notary
Public
Mecklenburg County, NC

Signature

President

Title

Charlie J Franklin Jr.

Notary Public

My Commission expires March 5, 2016

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BABSON CAPITAL SECURITIES LLC

(A Wholly Owned Subsidiary of Babson Capital Management LLC)

Financial Statements and Supplemental Schedules

December 31, 2014

(With Report of Independent Registered Public Accounting Firm Thereon)

BABSON CAPITAL SECURITIES LLC
(A Wholly Owned Subsidiary of Babson Capital Management LLC)

Table of Contents

		Page(s)
Report of Independent Registered Public Accounting Firm		1
Statement of Financial Condition		2
Statement of Operations		3
Statement of Changes in Member's Capital		4
Statement of Cash Flows		5
Notes to Financial Statements		6 – 10
Supplemental Schedules		
Schedule I	Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission	11
Schedule II	Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission	12
Schedule III	Information for Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission	13

KPMG

KPMG LLP
Two Financial Center
60 South Street
Boston, MA 02111

Report of Independent Registered Public Accounting Firm

The Board of Directors
Babson Capital Securities LLC:

We have audited the accompanying statement of financial condition of Babson Capital Securities LLC as of December 31, 2014, and the related statement of income, changes in member's capital, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Babson Capital Securities LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

The supplemental information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedules I, II, and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

KPMG LLP

Boston, MA
February 26, 2015

BABSON CAPITAL SECURITIES LLC
(A Wholly Owned Subsidiary of Babson Capital Management LLC)
Statement of Financial Condition
December 31, 2014

Assets

Cash and cash equivalents	$	3,323,814
Accounts receivable		30,440
Income tax receivable from affiliate		147,410
Placement agent fees		
receivable from Babson Capital Management LLC		95,465
Prepaid expenses and other assets		186,867
	$	3,783,996

Liabilities and Equity

Liabilities:		
Accounts payable and accrued expenses	$	133,783
Deferred tax liability		67,196
		200,979
Equity:		
Member's capital		6
Additional paid-in capital		8,235,214
Accumulated deficit		(4,652,203)
Total equity		3,583,017
Total liabilities and equity	$	3,783,996

See accompanying notes to financial statements.

BABSON CAPITAL SECURITIES LLC
(A Wholly Owned Subsidiary of Babson Capital Management LLC)
Statement of Operations
Year Ended December 31, 2014

Revenues:		
Administrative fees	$	290,800
Placement agent fees		857,265
Investment income		9,914
Total revenues		1,157,979
Expenses:		
Expenses allocated from parent		1,217,841
Investment services		146,507
Finder's fee		857,265
Professional fees		36,130
Other expenses		118,858
Total expenses		2,376,601
Loss before income tax benefit		(1,218,622)
Income tax benefit		435,170
Net income (loss)	$	(783,452)

See accompanying notes to financial statements.

BABSON CAPITAL SECURITIES LLC
(A Wholly Owned Subsidiary of Babson Capital Management LLC)
Statement of Changes in Member's Capital
Year Ended December 31, 2014

	Equity				
	Units	**Member's Capital**	**Additional paid-in capital**	**Accumulated deficit**	**Total equity**
Balance, December 31, 2013	600	$ 6	7,017,373	(3,868,751)	3,148,628
Contributed capital	-	-	1,217,841	-	1,217,841
Net loss	-	-	-	(783,452)	(783,452)
Balance, December 31, 2014	600	$ 6	8,235,214	(4,652,203)	3,583,017

See accompanying notes to financial statements.

BABSON CAPITAL SECURITIES LLC
(A Wholly Owned Subsidiary of Babson Capital Management LLC)
Statement of Cash Flows
Year Ended December 31, 2014

Cash flows from operating activities:		
Net loss	$	(783,452)
Adjustment to reconcile net loss to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
Accounts receivable		6
Income tax receivable/payable from affiliate		(18,510)
Placement agent fees receivable from Babson Capital Management LLC		187,320
Prepaid expenses and other assets		(40,359)
Accounts payable and accrued expenses		(158,011)
Deferred tax liability		14,538
Net cash used by operating activities		(798,468)
Cash flows from financing activities:		
Expenses reimbursed by Babson Capital Management LLC through a capital contribution		1,217,841
Net cash provided by financing activities		1,217,841
Net increase in cash		419,373
Cash and cash equivalents, beginning of year		2,904,441
Cash and cash equivalents, end of year		3,323,814
Supplemental disclosure of cash flow information:		
Cash received under tax allocation agreement	$	431,199
Supplemental disclosure of noncash financing activity:		
Noncash capital contribution	$	1,217,841

See accompanying notes to financial statements.

(1) Business and Summary of Significant Accounting Policies

(a) Business

Babson Capital Securities LLC (the Company) is a wholly owned subsidiary of Babson Capital Management LLC (Babson Capital), an indirect subsidiary of Massachusetts Mutual Life Insurance Company (MassMutual). The Company is registered as a broker and dealer under the Securities Exchange Act of 1934.

(b) Use of Estimates

The preparation of financial statements in accordance with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and judgments that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c) Related-Party Revenues and Expenses

Related-party revenues earned by the Company are reported in administrative and placement agent fees. Related-party expenses incurred by the Company are reported in expenses allocated from parent. Accordingly, the financial statements may not necessarily be indicative of the financial position that would have existed or results of operations or cash flows that would have occurred had the Company operated as an independent entity.

(2) New Accounting Standards

(a) Adoption of New Accounting Standards

There were no new accounting standards issued in 2014 that required adoption by the Company.

(3) Fair Value of Financial Instruments

The Company has cash and cash equivalents as of December 31, 2014 in the amount of $3,323,814. Cash represents funds held in bank accounts under normal commercial terms. Investments in money market funds and securities with initial maturities of three months or less are considered to be cash equivalents. Such investments are carried at cost, which approximates fair value. Through the Company's valuation techniques, cash and cash equivalents are classified as Level 1 in the fair value hierarchy.

The Company's valuation techniques are based upon observable pricing inputs, such as market data from independent sources. Unobservable inputs reflect the Company's market assumptions. These inputs comprise the following fair value hierarchy:

Level 1 – Observable inputs in the form of quoted prices for identical instruments in active markets.

Level 2 – Observable inputs other than Level 1 prices, such as quoted prices for similar assets and liabilities, quoted in markets that are not active, or other inputs that are observable or can be derived from observable market data for substantially the full term of the assets or liabilities.

(Continued)

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using internal models, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

The Company utilizes no unobservable inputs and all inputs are quoted in an active market for its financial instruments. The fair value of cash and cash equivalents is measured and carried on a recurring basis.

(4) Concentration of Risk

The Company derives substantially all of its capital from Babson Capital, including noncash capital contributions to finance related party expense allocations. In the event that Babson Capital were to cease its relationship and stop dealing with the Company, it is possible that the severe disruption in business could prevent the Company from continuing as a going concern. However, the Company's management believes that there should not be any substantial doubts about the Company's ability to continue as a going concern for a reasonable time period.

(5) Administrative Fees

The Company earns fees for administrative services incurred for allowing Baring North America LLC (Barings) and Cornerstone Real Estate Advisors LLC (Cornerstone) employees to be registered representatives of the Company. As registered representatives of the Company, Barings and Cornerstone employees are allowed to provide placement of investors into private funds. The Company also earns administrative fees for placements of interests in investment funds, in addition to retainer fees and out-of-pocket costs incurred for such placements. Barings is a subsidiary of MassMutual and Cornerstone is a subsidiary of Babson Capital. Administrative fees are accrued when earned.

For the year ended December 31, 2014, the Company earned administrative fees in the amount of $290,800 for services provided to Barings and Cornerstone.

Management periodically reviews past-due accounts to determine collectability and establishes a reserve on those accounts whose collection is doubtful. As of December 31, 2014, there were no reserves after review of past-due accounts.

(6) Placement Agent Fees

The Company earns fees for placement services provided to Babson Capital Global Loan Fund, a fund of the Babson Capital Global Investment Funds Plc (an investment company incorporated in Ireland), which are managed by Babson Capital and Babson Capital Europe Limited. For the year ended December 31, 2014, the Company earned placement agent fees of $857,265.

(7) Related-Party Transactions

The Company has an agreement with Babson Capital under which Babson Capital provides the Company with management, administrative facilities, and services, including the use of Babson Capital's sales personnel. As part of this agreement, Babson Capital acts as the Company's paying agent for payment of the Company's expenses. Fees for these services are based on the Company's pro rata use of Babson

(Continued)

Capital personnel, applied to those allocable expenses incurred by Babson Capital. These expenses primarily include compensation expense, payroll taxes and benefits, occupancy, and office services.

In addition, Babson Capital reimburses the Company for its allocated expenses through a capital contribution in order to allow the Company to meet its required minimum capital amounts. Accordingly, the statement of financial condition and the related statements of operations and cash flows may not be indicative of the financial position of the Company at December 31, 2014 and its results of operations and its cash flows for the year then ended had the Company operated as an independent entity.

In 2014, under the terms of the expense agreement, Babson Capital allocated $1,217,841 of expenses to the Company for management, administrative facilities, and services, including the use of Babson Capital's sales personnel. Allocable expenses incurred by Babson Capital primarily included compensation expense, payroll taxes and benefits, occupancy, and office services. Babson Capital reimbursed the Company for its allocated expenses through a capital contribution of $1,217,841.

The Company is compensated for MassMutual's use of the tax losses created by the noncash expenses allocated to the Company from, and paid for the Company by, Babson Capital. Allocated expense amounts for the year ended December 31, 2014 resulted in a tax benefit of approximately $426,000, based on the federal effective tax rate of 35%. This tax benefit amount is included in the income tax benefit reflected on the statement of operations for the year ended December 31, 2014. As of December 31, 2014, the Company has an income tax receivable from MassMutual in the amount of $147,410.

(8) Finder's Fees

In an effort to enter the Asian market, as part of its work for the Babson Capital Global Loan Fund, the Company engaged Nomura Securities as an external placement agent. For the year ended December 31, 2014, the Company incurred finder's fees expense of $857,265.

The Company's placement agent fee revenues are equal and offsetting to the finder's fees expenses paid.

(9) Income Taxes

Income taxes due to government authorities are based on the Company's best estimate of its current and deferred tax liabilities (DTL). Deferred income taxes are provided for temporary differences that exist between financial reporting and tax bases of assets and liabilities. The Company has a temporary difference for prepaid expenses. The effective tax rate is different from the prevailing corporate U.S. federal tax rate primarily due to permanent differences caused by items such as state taxes.

The Company is included in a consolidated U.S. federal income tax return with MassMutual and its eligible U.S. subsidiaries. The Company also files income tax returns in various states. MassMutual and its eligible subsidiaries and certain affiliates (the Parties), including the Company, have executed and are subject to a written tax allocation agreement (the Agreement). The Agreement sets forth the manner in which the total combined federal income tax is allocated among the Parties. The Agreement provides the Company with the enforceable right to recoup federal income taxes paid in prior years in the event of future net losses, which it may incur. Further, the Agreement provides the Company with the enforceable

(Continued)

right to utilize its net losses carried forward as an offset to future net income subject to federal income taxes.

Allocated taxes are calculated on a quarterly basis. During the year ended December 31, 2014, the Company received income tax payments from MassMutual in the amount of $431,199.

The Internal Revenue Service (IRS) completed its examination of the years 2010 and prior. The IRS is currently auditing the years 2011 through 2013. The Company does not expect a material change in its financial position or liquidity as a result of these audits.

The components of income taxes included in the statements of operations for the year ended December 31, 2014 are as follows:

Income tax (benefit) expense:		
Current:		
Federal	$	(433,365)
State		(16,343)
Total current		(449,708)
Deferred:		
Federal		13,907
State		631
Total deferred		14,538
Income tax benefit	$	(435,170)

As of December 31, 2014, the Company had a DTL of $67,196 attributable to prepaid expenses.

(Continued)

A reconciliation of the differences between income tax benefit and the amount computed by applying the prevailing corporate U.S. federal tax rate to pretax loss for the year ended December 31, 2014 is as follows:

		Amount	Percentage
Provision for income taxes at the U.S. federal rate	$	(426,517)	35.0%
State tax, net of federal effect		(10,328)	0.8
Other		1,675	(0.1)
Total income tax benefit	$	(435,170)	35.7%

Management has determined that no reserves for uncertain tax positions are required at December 31, 2014.

(10) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014, the Company had net capital of $3,122,835, which was $3,097,835 in excess of its required net capital of $25,000. The Company's ratio of aggregate indebtedness to net capital as of December 31, 2014 was 0.06 to 1.00.

Exemption from Rule 15c3-3

The Company operates pursuant to the exemption provisions of (k)(2)(i) under Rule 15c3-3 of the Securities Exchange Act of 1934.

(11) Subsequent Events

Management has evaluated events and transactions that have occurred subsequent to December 31, 2014 through February 26, 2015 the date of issuance of the financial statements, for potential recognition or disclosure in these financial statements. Adjustments or additional disclosures, if any, have been included in these financial statements.

Schedule I

BABSON CAPITAL SECURITIES LLC

(A Wholly Owned Subsidiary of Babson Capital Management LLC)

Computation of Net Capital Pursuant to Rule 15c3-1 of the
Securities and Exchange Commission
December 31, 2014

Capital - member's capital	$	3,583,017
Deductions - nonallowable assets:		
Accounts receivable		30,440
Placement agent fees receivable from Babson Capital Management LLC		95,465
Income tax receivable from affiliate		147,410
Prepaid expenses and other assets		186,867
Net capital	$	3,122,835
Aggregate indebtedness	$	200,979
Minimum net capital requirement of broker or dealer (the greater of 6.67% of aggregate indebtedness as defined or $25,000)		25,000
Excess net capital	$	3,097,835
Ratio of aggregate indebtedness to net capital		0.06 to 1.00

Reconciliation with the Company's computation (included in Part II of Form X-17A-5 as of December 31, 2014):

There was no material difference between the Company's computation of net capital as included in Part II of Form X-17A-5 as of December 31, 2014 and that included herein.

See accompanying report of independent registered public accounting firm.

Schedule II

BABSON CAPITAL SECURITIES LLC

(A Wholly Owned Subsidiary of Babson Capital Management LLC)

Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2014

The Company operates pursuant to the exemptive provisions of (k)(2)(i) Under Rule 15c3-3 of the Securities Exchange Act of 1934.

See accompanying report of independent registered public accounting firm.

Schedule III

BABSON CAPITAL SECURITIES LLC

(A Wholly Owned Subsidiary of Babson Capital Management LLC)

Information for Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2014

The Company operates pursuant to the exemptive provisions of (k)(2)(i) Under Rule 15c3-3 of the Securities Exchange Act of 1934.

See accompanying report of independent registered public accounting firm.